3/31/02

02036522

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2002 Commission File Number: 0-20235

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ____________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Exhibit Index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: May 15, 2002

By: Mary Batoff

Title: Secretary

EXHIBIT INDEX

North American **Palladium** Ltd.

130 Adelaide St. West
Suite 2116
Toronto, ON
M5H 3P5

Website: www.napalladium.com

News Release

May 13, 2002

FOR IMMEDIATE RELEASE

Trading Symbol TSE - PDL
AMEX - PAL

North American Palladium Ltd. Announces First Quarter 2002 Results

North American Palladium Ltd. announces results for the first quarter ended March 31, 2002.

Results of Operations

The Company realized net income for the three months ended March 31, 2002 of $6,246,000 or $0.12 per share (fully diluted) on revenues of $44,577,000 compared to a net income of $1,283,000 or $0.03 per share (fully diluted) on revenue from metal sales of $20,203,000 for the corresponding period a year earlier. The increase in revenue in the current quarter was due to a 186% increase in palladium production, which was partially offset by lower palladium prices.

During the first quarter, the new concentrator processed 1,205,150 tonnes of ore at a rate of 13,391 tonnes per day with a palladium grade of 1.91 grams per tonne, producing 53,922 ounces of palladium. In the first quarter 2001, the old concentrator processed 223,107 tonnes of ore grading 3.51 grams per tonne, producing 18,838 ounces of palladium. Palladium recoveries in the first quarter 2002 were 73.0% compared to 72.5% in the first quarter 2001 and 70.4% in the fourth quarter of 2001.

Production costs including overhead were $23,420,000 during the first quarter 2002 compared to $10,374,000 during the first quarter 2001. The increase in costs during the quarter was due to the much higher volumes of ore mined and processed in the new concentrator compared to the volume of ore mined and processed in the old plant. Ore mined during the quarter was 1,975,432 tonnes compared to 981,377 tonnes in the first quarter 2001. Of the ore mined in the first quarter, 627,150 tonnes was classified as high grade (greater than 1.49 grams per tonne palladium), 506,625 tonnes was classified as medium grade (1.10 to 1.49 grams per tonne palladium) and 841,657 tonnes was classified as regular grade (0.70 to 1.09 grams per tonne palladium). The high and medium grade material added to the broken ore inventory in the first quarter was valued at a mining cost of $7.57 per tonne. The broken ore stockpile at the end of the quarter increased to 7.2 million tonnes grading 1.22 grams per tonne palladium and contains approximately 282,800 ounces of palladium.

Cash costs to produce palladium, net of other metal credits and royalties, decreased to US$239 per ounce in the first quarter 2002 compared to US$330 per ounce in the first quarter 2001. The improvement in unit cash costs resulted from expanded mill throughput and palladium recoveries and stronger prices for other metal credits.

Improvement in mill throughput and palladium recovery in the first quarter of 2002 compared to the fourth quarter of 2001 resulted from a number of initiatives introduced by the Company. A contract crushing facility, which was commissioned in the fourth quarter of 2001, is supplying fine ore that is blended with coarser ore, thereby increasing SAG mill efficiency. New liners were installed in the SAG mill in March 2002 and this is also contributing to improved mill throughput. Flotation metallurgy has been improved by simplifying the cleaning circuit, incorporating additional cleaning capacity by utilizing flotation cells in the old mill and refining the application of reagants. These adjustments combined with additional operator training have resulted in an improvement in the concentrate grade in the first quarter of 2002 to 249.8 grams of palladium per tonne (7.29 ounces per ton) compared to 198.9 grams of palladium per tonne (5.80 ounces per ton) in the fourth quarter of 2001.

Liquidity and Capital Resources

Cash flow from operations (prior to changes in non-cash working capital) was $14,002,000 in the first quarter 2002. This compares to cash provided by operations of $6,917,000 in the first quarter 2001. The increase in cash flow was primarily due to the increased palladium production. Changes in non-cash working capital required $15,093,000 of cash in the first quarter 2002 of which $12,987,000 was used to fund an increase in concentrate awaiting settlement. Concentrate awaiting settlement increased from 78,445 ounces of palladium at December 31, 2001 to 97,977 ounces at March 31, 2002. After allowing for non-cash working capital changes, cash consumed by operations was $1,091,000 in the first quarter of 2002 compared to cash provided by operations of $10,407,000 in the first quarter of 2001.

Investing activities declined significantly in the first quarter at $2,225,000 compared to $21,337,000 in the first quarter 2001 when the expansion project was underway. Financing activities raised net proceeds of $3,215,000 in the first quarter 2002 compared to $28,449,000 raised in the first quarter 2001. The Company made its second project loan payment of $6,672,000 in the quarter and drew $10,372,000 under the Kaiser-Francis credit facility. As a result, the combined net debt increased by $3,700,000 in the first quarter.

Production Statistics

	First Quarter March 31	
	2002	2001
Palladium (oz)	53,922	18,838
Payable Palladium (oz)	49,339	17,190
Platinum (oz)	4,656	1,302
Gold (oz)	3,668	1,556
Copper (lbs)	1,164,497	382,972
Nickel (lbs)	666,369	284,610
Ore Tonnes Milled	1,205,150	223,107
Ore Tonnes Mined		
High grade ore	627,150	290,205
Medium grade ore	506,625	231,991
Regular grade	841,657	459,181
Waste Tonnes Mined	2,839,701	5,238,494
Waste Strip Ratio	1.44:1	5.34:1

Exploration

The company recently completed an analysis of the drill results of its 2001 exploration program. The focal point of the program was to test deep targets beyond the maximum pit depth of 400 metres. The deep drill program identified additional resources and discovered the faulted extension of the Main High Grade zone at depth referred to as the Offset High Grade Zone. This zone is located 250 metres to the west of the Main High Grade Zone and has been traced from a vertical depth of 560 metres to 903 metres. At December 31, 2001, the total proven and probable reserves, and measured and indicated resources had increased to 159 million tonnes averaging 1.55 grams of palladium per tonne containing 8.0 million ounces of palladium.

The potential that the Main High Grade Zone could be exploited by underground mining has been investigated by commissioning an internal scoping study. This study determined that underground mining in conjunction with the open pit has the potential to be economic and feasible. The scoping study recommends upgrading the level of confidence of the resource by conducting more tightly spaced drilling. To this end, the company will initiate a 48,000-metre, $2.9 million infill drilling program during the second quarter of 2002, with an aim to increase the confidence level in the present Resource estimate.

In order to better target future deep drilling, the Company will initiate a comprehensive program to create a three dimensional image of the mineralization and the host intrusion. In addition to modeling existing geological and geophysical data, additional geophysical surveys will be conducted. This program is intended to trace the Roby Zone and other identified zones of mineralization to depth, reveal fault offset mineralization and discover new potential zones of disseminated mineralization.

North American Palladium Ltd.

Consolidated Balance Sheets

(Canadian Funds in Thousands of Dollars)

(Unaudited)

	March 31 2002	December 31 2001
ASSETS		
Current Assets		
Cash	$ 1,674	$ 1,775
Short-term investments	5,024	4,999
Concentrate awaiting settlement, net – Note 3	95,521	82,534
Inventories	24,853	23,269
Future income tax asset	8,129	10,830
Accounts receivable and other assets	1,764	2,626
	136,965	126,033
Mining interests, net	270,306	272,831
Mine closure deposit	2,532	2,232
Deferred financing costs	2,673	2,870
Future income tax asset	8,700	8,700
	$ 421,176	$ 412,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 15,291	$ 17,255
Taxes payable	4,119	3,539
Current portion of obligations under capital lease	1,020	1,003
Current portion of project term loan	40,360	33,620
	60,790	55,417
Provision for mine closure costs	1,153	1,020
Obligations under capital leases	792	1,053
Project term loan	89,688	103,100
Kaiser-Francis credit facility	18,336	7,964
	170,759	168,554
Shareholders' Equity		
Capital stock outstanding: 50,478,583 common shares (2001 - 50,447,630)	310,843	310,784
Deficit	(60,426)	(66,672)
Total shareholders' equity	250,417	244,112
	$ 421,176	$ 412,666

North American Palladium Ltd.

Consolidated Statements of Operations and Deficit

(Canadian Funds in Thousands of Dollars Except Share and Per Share Amounts)

(Unaudited)

	Quarter Ended March 31 2002	2001
Revenue from Metal Sales		
Palladium	$ 39,867	$ 18,444
Adjustments for mark to market	(4,873)	(1,029)
Other Metals	9,583	2,788
	44,577	20,203
Deduct: smelter treatment, refining and freight costs	(4,001)	(903)
Net revenue from mining operations	40,576	19,300
Operating Expenses		
Production costs including overheads	23,420	10,374
Amortization	4,922	1,332
Administrative expenses	988	970
Provision for mine closure costs	133	29
Total operating expenses	29,463	12,705
Income from mining operations	11,113	6,595
Other Income (expenses)		
Interest income	68	566
Interest	(160)	(40)
Interest on long-term debt	(1,699)	-
Exploration expenses	(121)	(273)
Foreign exchange loss	(39)	(3,427)
Total other income (expenses)	(1,951)	(3,174)
Income before income taxes	9,162	3,421
Provision for income taxes	2,916	2,138
Net income for the period	6,246	1,283
Deficit, beginning of period	(66,672)	(74,181)
Deficit, end of period	$ (60,426)	$ (72,898)
Net income per share	$ 0.12	$ 0.03
Diluted net income per share	$ 0.12	$ 0.03
Weighted average number of shares outstanding	50,466,600	50,255,717

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(Canadian Funds in Thousands of Dollars)

(Unaudited)

	Quarter Ended March 31	
	2002	**2001**
Operations		
Net income for the period	$ 6,246	$ 1,283
Operating items not involving cash		
Future income tax expense	2,701	1,208
Amortization	4,922	1,332
Foreign exchange loss	-	3,065
Provision for mine closure costs	133	29
	14,002	6,917
Changes in non-cash working capital	(15,093)	3,490
	(1,091)	10,407
Financing Activities		
Mine closure deposit	(300)	(200)
Obligations under capital leases	(244)	(141)
Deferred financing costs	-	(35)
Notes payable: Kaiser-Francis Oil Company	10,372	-
Increase in project term loan	-	27,655
Repayment of project term loan	(6,672)	-
Issuance of common shares	59	1,170
	3,215	28,449
Investing Activities		
Short-term investments	(25)	26,309
Additions to plant and equipment	(2,139)	(47,181)
Mining claims, exploration and development costs	(61)	(465)
	(2,225)	(21,337)
Increase (decrease) in Cash	(101)	17,519
Cash, beginning of period	1,775	4,503
Cash, end of period	$ 1,674	$ 22,022

Notes to the March 31, 2002 Interim Financial Statements

(in thousands of Canadian dollars except per share and per ounce amounts)

1) Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with accounting polices as set out in the Company's audited fiscal 2001 consolidated financial statements.

These unaudited interim financial statements by their nature do not conform in all respects to the requirements of Canadian generally accepted accounting principals for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited fiscal 2001 financial statements.

In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2002 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001.

2) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements.

Under the recommendations, no compensation expense for stock options granted to employees is recognized, however pro forma disclosure of net income and net income per share will be provided as if the awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

During the three-month period ended March 31, 2002, the Company did not grant any stock options.

3) Concentrate Awaiting Settlement

The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between October 2001 and March 2002, including 97,977 ounces of palladium. At December 31, 2001 concentrate awaiting settlement included 78,445 ounces of palladium. Concentrate awaiting settlement was 100% from one domestic customer at March 31, 2002. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments and sales contracts.

4) Mine Closure Plan

As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At March 31, 2002, the Company had $2,532 on deposit with the Ministry and has agreed to make monthly deposits of $100.

5) Palladium Sales Contract

The Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005. The palladium sales contract was required as a condition to the US$90 million project term loan.

6) Palladium and Platinum Forward Sales Contracts

At March 31, 2002, to augment the palladium sales contract, the Company had forward sales contracts for 37,800 ounces of palladium at US$945 per ounce and 50,400 ounces of palladium at US$899 per ounce as a hedge against a portion of its 2002 and 2003 production respectively. In addition, the Company had forward sales contracts for 6,390 ounces of platinum at US$503 per ounce as a hedge against a portion of its 2002 production.

7) Share Capital

As at March 31, 2002, the Company had 50,478,583 common shares issued and outstanding (December 31, 2001 – 50,447,630). At March 31, 2002, the Company had 1,328,945 stock options outstanding at a weighted average exercise price of $10.69, expiring at various dates from June 3, 2002 to December 13, 2009.

North American Palladium's Lac des Iles Mine is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. **Palladium** use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:

Keith C. Minty - President & CEO
Tel: (416) 360-2656 Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650 Fax: (416) 360-7709